03007630

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

5th March 2003

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) Announcement Form;

(2) Press Release;

(3) Text of Advertisements which will appear in the publications.

Yours sincerely,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

Encl.
P:\Irene\Final\LETTER-1.DOC

c.c.: Mr. Bryan Ho (w/o encl.), Assistant Treasurer, The Bank of New York (Fax: 001-1-212-5713050)

3/28

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3423 Fax: 2523 1254)

IMPORTANT NOTES:
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From : Cathay Pacific Airways Limited (Name of Company/Representative Company) No. of pages: 2

Margaret Yu (Responsible Official) 2840 8868 (Contact Telephone Number) 5th March 2003 Date

Name of listed company : Cathay Pacific Airways Limited

Year end date : 31 /12 / 2002

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☐ Summarised results announcement
☒ Full results announcement

Auditors' Report
☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1/1/2002 to 31/12/2002	(Audited/~~Unaudited~~*) Last Corresponding Period from 1/1/2001 to 31/12/2001
Turnover	:	33,090 million	30,436 million
Profit/(Loss) from Operations	:	4,750 million	832 million
Finance cost	:	(743 million)	(571 million)
Share of Profit / (Loss) of Associates	:	324 million	188 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit after Taxation & MI	:	3,983 million	657 million
% Change over Last Period	:	+506.2%	
EPS / (LPS) - Basic (Note 1)	:	119.5¢	19.7¢
- Diluted (Note 1)	:	118.7¢	19.6¢
Extraordinary ("ETD") Gain / (Loss)	:	N/A	N/A
Profit / (Loss) after ETD Items	:	N/A	N/A
~~Interim~~ / Final* Dividend per Share	:	56¢	5¢
(specify if with other options)	:	N/A	N/A

.../2

B / C Dates for ~~Interim~~ / Final* Dividend	:	9/5/2003	to	14/5/2003 bdi.
Payable Date	:	2/6/2003		
B / C Dates for (_____) General Meeting	:	N/A	to	N/A bdi.
Other Distribution for Current Period	:	N/A		
B / C Dates for Other Distribution	:	N/A	to	N/A bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
Cathay Pacific Airways Limited

Signature : [signature]
Name : Margaret Yu
Title : Company Secretary

Note 1:

Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$3,983 million for 2002 (2001: HK$657 million) by the daily weighted average number of shares in issue throughout the year of 3,333 million (2001: 3,331 million) shares and 3,356 million (2001: 3,349 million) shares respectively with the latter adjusted for the effects of the share options.

5th March 2003

FOR IMMEDIATE RELEASE

CATHAY PACIFIC ANNOUNCES FULL-YEAR RESULTS FOR 2002

Cathay Pacific Airways today announced its full-year results for the year 2002. The Group reported a profit attributable to shareholders of HK$3,983 million compared to a profit of HK$657 million in 2001. Turnover rose by 8.7% to HK$33,090 million.

The Group's much improved performance came from increased passenger demand, strong growth in the cargo business and the success of ongoing efforts to increase productivity and reduce operating costs.

Overall passenger load factors reached record levels. However, first and business class demand remained weak, contributing to a 0.7% drop in passenger yield to HK45.4 cents. Yield is a measure of average fares expressed in terms of revenue per passenger per flown kilometre.

The airline's cargo business enjoyed sustained growth throughout the year, spurred by high demand for Hong Kong exports in Asia, Europe and, in particular, North America. Cargo operations to Europe were strengthened by new services to Milan, Brussels and Manchester. However, cargo yields fell slightly by 2.7% to HK$1.80 per tonne kilometre.

Cathay Pacific's affiliates and associate companies performed well despite increasingly competitive market conditions.

Cathay Pacific Chairman James Hughes-Hallett said: "Despite many challenges, 2002 turned out to be a very successful year for Cathay Pacific, thanks to the continued support of our customers and the hard work of all our staff. The outlook for 2003 is somewhat clouded by the current political and economic uncertainties, but we remain confident about our long-term future. We are pressing ahead with plans to grow the fleet and strengthen our global network built around Hong Kong as Asia's leading aviation and logistics hub."

FOR FURTHER INFORMATION PLEASE CONTACT:
Rosita Ng, Manager, Corporate Communication, (852) 2747-5640 or 7901 5393
Maria Yu, Asst Corp Comm Mgr, Media Relations, (852) 2747-5363 or 7901 5368

The Cathay Pacific Website can be found at www.cathaypacific.com

Consolidated Profit and Loss Account

for the year ended 31st December 2002

	Note	2002 HK$M	2001 HK$M
Turnover			
Passenger services		**22,376**	20,580
Cargo services		**9,387**	8,343
Catering and other services		**1,327**	1,513
Total turnover	*1*	**33,090**	30,436
Expenses			
Staff		**(7,918)**	(7,629)
Route		**(6,113)**	(6,698)
Fuel		**(4,895)**	(5,313)
Aircraft maintenance		**(3,312)**	(3,234)
Depreciation and operating leases		**(4,720)**	(4,968)
Commissions		**(501)**	(539)
Others		**(881)**	(1,223)
Operating expenses		**(28,340)**	(29,604)
Operating profit		**4,750**	832
Finance charges		**(2,421)**	(2,668)
Finance income		**1,678**	2,097
Net finance charges		**(743)**	(571)
Profit on sale of investments	2	**-**	452
Share of profits of associated companies		**324**	188
Profit before taxation		**4,331**	901
Taxation	*3*	**(328)**	(202)
Profit after taxation		**4,003**	699
Minority interests		**(20)**	(42)
Profit attributable to shareholders		**3,983**	657
Dividends			
Interim - paid	*4*	**534**	416
Final - proposed	*4*	**1,868**	167
		2,402	583
Earnings per share		**HK¢**	HK¢
Basic	*5*	**119.5**	19.7
Diluted	*5*	**118.7**	19.6
		HK$	HK$
Shareholders' funds per share		**9.6**	9.4

Consolidated Balance Sheet

at 31st December 2002

	Note	2002 HK$M	2001 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	6	**50,038**	51,660
Intangible assets		**489**	454
Investments in associated companies		**1,739**	1,590
Other long-term receivables and investments		**1,458**	1,575
		53,724	55,279
Long-term liabilities		**(31,382)**	(39,208)
Related pledged security deposits		**12,853**	17,194
Net long-term liabilities		**(18,529)**	(22,014)
Retirement benefit obligations		**(346)**	-
Deferred taxation		**(7,614)**	(7,836)
		(26,489)	(29,850)
Net non-current assets		**27,235**	25,429
Current assets and liabilities			
Stock		**430**	587
Trade and other receivables		**4,294**	4,778
Liquid funds		**13,180**	9,764
		17,904	15,129
Current portion of long-term liabilities		**(6,409)**	(3,241)
Related pledged security deposits		**2,128**	1,231
Net current portion of long-term liabilities		**(4,281)**	(2,010)
Trade and other payables		**(5,280)**	(4,556)
Unearned transportation revenue		**(2,518)**	(1,965)
Taxation		**(874)**	(626)
		(12,953)	(9,157)
Net current assets		**4,951**	5,972
Total assets less current and non-current liabilities		**32,186**	31,401
Minority interests		**(71)**	(93)
Net assets		**32,115**	31,308
CAPITAL AND RESERVES			
Share capital		**667**	666
Reserves		**31,448**	30,642
Shareholders' funds	7	**32,115**	31,308

4. Dividends

	2002 HK$M	2001 HK$M
2002 interim dividend paid on 2nd October 2002 of HK¢16 per share (2001: HK¢12.5 per share)	**534**	416
2002 final dividend proposed on 5th March 2003 of HK¢56 per share (2001: HK¢5 per share)	**1,868**	167
	2,402	583

Subject to shareholders' approval of the 2002 final dividend at the Annual General Meeting on 14th May 2003, payment of the dividend will be made on 2nd June 2003 to shareholders registered on 14th May 2003. The shareholders' register will be closed from 9th May 2003 to 14th May 2003, both dates inclusive.

5. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$3,983 million (2001: HK$657 million) by the daily weighted average number of shares in issue throughout the year of 3,333 million (2001: 3,331 million) shares and 3,356 million (2001: 3,349 million) shares respectively with the latter adjusted for the effects of the share options.

	2002 Million	2001 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,333**	3,331
Deemed issue of ordinary shares for no consideration	**23**	18
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,356**	3,349

6. Fixed assets

	Aircraft and related equipment		Other equipment		Properties	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	HK$M	Total HK$M
Cost						
At 1st January 2002	17,241	47,567	2,655	547	6,470	74,480
Exchange differences	-	-	-	-	1	1
Additions	2,630	-	76	-	4	2,710
Disposals	(3,458)	-	(344)	-	(245)	(4,047)
Transfers	4,703	(4,703)	-	-	-	-
At 31st December 2002	21,116	42,864	2,387	547	6,230	73,144
Accumulated depreciation						
At 1st January 2002	8,158	12,010	1,602	187	863	22,820
Charge for the year	1,128	2,214	201	24	262	3,829
Disposals	(3,117)	-	(343)	-	(83)	(3,543)
Transfers	2,783	(2,783)	-	-	-	-
At 31st December 2002	8,952	11,441	1,460	211	1,042	23,106
Net book value						
At 31st December 2002	12,164	31,423	927	336	5,188	50,038
At 1st January 2002	9,083	35,557	1,053	360	5,607	51,660

Notes:

1. **Turnover**

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

Turnover by origin of sale:	**2002 HK$M**	2001 HK$M
North Asia		
- Hong Kong and Mainland China	**12,424**	10,956
- Japan, Korea and Taiwan	**6,979**	6,885
South East Asia and Middle East	**4,082**	3,710
Europe	**3,909**	3,685
Pacific and South Africa	**5,696**	5,200
	33,090	30,436

Countries included in each region are defined in the 2002 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2002 annual report.

2. **Profit on sale of investments**

The profit on sale of investments in 2001 represented the gain from the disposal of the Group's indirect interest in Equant N.V. in exchange for an indirect interest in France Telecom S.A.

3. **Taxation**

The taxation charge comprises:	**2002 HK$M**	2001 HK$M
The Company and its subsidiary companies		
- Hong Kong profits tax	**58**	38
- Overseas taxation	**202**	133
- Deferred taxation	**34**	45
- Over provision for prior years	**(21)**	(49)
	273	167
Associated companies		
- Hong Kong profits tax	**40**	22
- Overseas taxation	**15**	13
	328	202

Hong Kong profits tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the year. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

8. Commitments and contingencies

(a) Outstanding payment commitments in respect of capital items and investments authorised at the end of the year but not provided for in the accounts amounted to:

	Group		Company	
	2002	2001	**2002**	2001
	HK$M	HK$M	**HK$M**	HK$M
Authorised and contracted for				
- aircraft and related equipment	**3,605**	121	**58**	121
- others	**4**	1	**-**	-
	3,609	122	**58**	121
Authorised but not contracted for				
- aircraft and related equipment	**443**	105	**443**	105
- others	**2**	-	**-**	-
	445	105	**443**	105
	4,054	227	**501**	226

These Group commitments are expected to be paid as follows:	**HK$M**
2003	3,189
2004	826
Beyond 2004	39
	4,054

(b) The Company has undertaken to indemnify lessors in respect of certain leasing arrangements of the Group so as to maintain a specified rate of return on each of the lessors' investments. The Group has been notified by certain lessors of potential claims under these indemnities. The likelihood of any specific claims being made is dependent upon the resolution of disputes between these lessors and a third party. No claims have been received and the financial effect of these contingencies remains uncertain. In order to avoid prejudicing the Group's position, no further details are disclosed.

(c) At 31st December 2002, contingent liabilities existed in respect of guarantees given by the Company on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,404 million (2001: HK$1,202 million).

7. Shareholders' funds

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Non-distributable: Capital redemption reserve HK$M	Non-distributable: Investment revaluation reserve HK$M	Non-distributable: Cash flow hedge reserve HK$M	Non-distributable: Other reserves HK$M	Total HK$M
At 1st January 2002	666	20,541	7,162	21	306	2,599	13	31,308
Prior year adjustment for retirement benefits								
- retirement benefit obligations	-	(605)	-	-	-	-	-	(605)
- investments in associated companies	-	32	-	-	-	-	-	32
As restated	666	19,968	7,162	21	306	2,599	13	30,735
Exchange differences on cash flow hedges								
- recognised during the year	-	-	-	-	-	(1,313)	-	(1,313)
- transferred to profit for the year	-	-	-	-	-	(727)	-	(727)
Revaluation surplus recognised during the year	-	-	-	-	106	-	-	106
Exchange differences	-	-	-	-	-	-	(14)	(14)
Net loss not recognised in the profit and loss account	-	-	-	-	106	(2,040)	(14)	(1,948)
Profit attributable to shareholders	-	3,983	-	-	-	-	-	3,983
2001 final dividend	-	(167)	-	-	-	-	-	(167)
2002 interim dividend	-	(534)	-	-	-	-	-	(534)
Share options exercised								
- premium received	-	-	45	-	-	-	-	45
- share capital issued	1	-	-	-	-	-	-	1
At 31st December 2002	667	23,250	7,207	21	412	559	(1)	32,115

Chairman's Letter

In 2002 the Group recorded one of its most profitable years. This was an outstanding achievement given that the aviation industry was still suffering from the turmoil of 2001. The Group reported an attributable profit of HK$3,983 million, compared to a profit of HK$657 million a year earlier. Turnover increased 8.7% to HK$33,090 million.

Our much improved performance came from increased passenger demand, the continued growth of our cargo business, and the success of ongoing efforts to increase productivity and lower our operating costs.

Passenger traffic recovered faster than we expected. As market conditions improved we restored services that had been temporarily suspended following the September 2001 attacks and increased the frequency of flights to Auckland, Brisbane, Colombo, Johannesburg, London, Melbourne and Tokyo. Load factors achieved record levels and many flights operated at full capacity. Passenger yield fell by 0.7% to HK 45.4 cents.

Our cargo operation enjoyed uninterrupted growth throughout the year and generated 28.4% of the Group's turnover. Its growth was driven to a large extent by the high demand for Hong Kong exports in Europe, Asia and, in particular, North America. Cargo services to Europe were strengthened by the addition of Milan, Manchester and Brussels to our freighter network. Cargo yield fell by 2.7% to HK$1.80.

Our affiliates and associates performed well with profit increasing despite competitive pressure.

In February 2002 the all cargo carrier AHK Air Hong Kong Limited ("AHK") became a wholly owned subsidiary and in October DHL International Limited ("DHL") bought a 30% stake in AHK to form an express cargo operation. AHK has initially ordered six Airbus A300-600 freighter aircraft to operate regional DHL services from Hong Kong International Airport. Its fleet should increase significantly over the years to come.

In November we became the first airline in Asia to take delivery of the new long range Airbus 340-600 passenger aircraft. Furthermore, last year we ordered three Boeing 777-300 and three Airbus 330-300 aircraft which will join our regional passenger fleet in late 2003 and early 2004. In conjunction with this fleet expansion programme we announced plans to hire 1,300 additional staff in Hong Kong including cabin crew, pilots and ground staff.

Our code sharing arrangement with **one**world partner American Airlines has now received regulatory approval. This agreement will generate additional traffic through Hong Kong, which is the key to our future growth and to Hong Kong's future as a regional aviation hub. A successful outcome to our application to operate services to the Chinese Mainland will also strengthen Hong Kong's hub position, even though timing remains uncertain.

In considering the outlook for the coming year we are conscious of the fact that it will be hard to repeat the performance of 2002 in the context of the current global political and economic uncertainties. Nevertheless we have every confidence in our long term future and in our ability to excel in an increasingly competitive marketplace.

On behalf of shareholders I would like to thank our staff for their hard work and achievements during the year.

James Hughes-Hallett
Chairman
5th March 2003

Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2002, 3,336,007,848 shares were in issue (31st December 2001: 3,329,817,848 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 6,190,000 shares were issued under the scheme. Details of the scheme can be found in note 21 to the accounts in the 2002 annual report.

Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance. The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules (Main Board) (the "Listing Rules") of The Stock Exchange of Hong Kong (the "Stock Exchange"). Details of Corporate Governance can be found in the 2002 annual report.

Connected Transactions

The Company has entered into certain transactions with connected persons for the purpose of the Listing Rules of the Stock Exchange. They were disclosed in the press announcements on 21st February 2002 and 21st October 2002. Details can be found in the Directors' Report of the 2002 annual report.

Annual Report

The 2002 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Exchange's website and the Company's website *www.cathaypacific.com* before the end of March 2003. It will be sent to shareholders by 4th April 2003.

Financial and Operating Highlights

Group Financial Statistics		2002	2001	Change
Results				
Turnover	*HK$ million*	**33,090**	30,436	**+8.7%**
Profit attributable to shareholders	*HK$ million*	**3,983**	657	**+506.2%**
Earnings per share	*HK cents*	**119.5**	19.7	**+506.6%**
Dividend per share	*HK cents*	**72.0**	17.5	**+311.4%**
Profit margin	*%*	**12.0**	2.2	**+9.8%pt**
Balance Sheet				
Shareholders' funds	*HK$ million*	**32,115**	31,308	**+2.6%**
Net borrowings	*HK$ million*	**9,646**	14,278	**-32.4%**
Shareholders' funds per share	*HK$*	**9.6**	9.4	**+2.1%**
Net debt/equity ratio	*Times*	**0.30**	0.46	**-0.16 times**

Operating Statistics - Cathay Pacific		2002	2001	Change
Available tonne kilometres ("ATK")	*Million*	**12,820**	11,827	**+8.4%**
Passenger load factor	*%*	**77.8**	71.3	**+6.5%pt**
Passenger yield	*HK cents*	**45.4**	45.7	**-0.7%**
Cargo and mail load factor	*%*	**71.2**	67.3	**+3.9%pt**
Cargo and mail yield	*HK$*	**1.80**	1.85	**-2.7%**
Cost per ATK	*HK$*	**2.13**	2.36	**-9.7%**
Cost per ATK without fuel	*HK$*	**1.76**	1.93	**-8.8%**
Aircraft utilisation	*Hours per day*	**12.1**	12.1	-
On-time performance	*%*	**90.7**	82.9	**+7.8%pt**

Capacity, Load Factor and Yield - Cathay Pacific

	Capacity ASK /ATK (million)*			Load factor (%)			Yield
	2002	2001	**Change**	**2002**	2001	**Change**	**Change**
Passenger services							
North Asia	**11,022**	10,279	**+7.2%**	**69.2**	68.8	**+0.4%pt**	**-4.9%**
South East Asia and Middle East	**14,063**	13,609	**+3.3%**	**71.8**	64.0	**+7.8%pt**	**-4.6%**
Europe	**13,291**	13,833	**-3.9%**	**86.4**	78.4	**+8.0%pt**	**+4.3%**
Pacific and South Africa	**24,674**	25,069	**-1.6%**	**80.4**	72.5	**+7.9%pt**	**+2.6%**
Overall	**63,050**	62,790	**+0.4%**	**77.8**	71.3	**+6.5%pt**	**-0.7%**
Cargo services	**6,822**	5,855	**+16.5%**	**71.2**	67.3	**+3.9%pt**	**-2.7%**

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- Traffic and yields were affected by the opening of a second runway at Tokyo's Narita airport.
- Taipei remained strong despite the pressure on yield resulting from increased competition.
- The Korean market was temporarily boosted by increased traffic during the World Cup soccer finals.

South East Asia and Middle East

- Front end demand weakened as corporate travellers shifted to economy class.
- Declining yields were compensated by load factors which rose due to a surge in demand from leisure travellers.
- Middle East markets performed well, particularly our service to Dubai. Services to Bahrain and Riyadh attracted high traffic volumes from contract workers.
- The service to Delhi consolidated its position a year after inauguration.
- The bomb attack in Bali prompted cancellations on many flights and bookings were slow during the usual peak Christmas and New Year season.
- An increasing number of long haul passengers now connect to our South East Asian network through our hub at Hong Kong International Airport.

Europe

- Europe performed well throughout the year with exceptionally high load factors and a recovery in the business travel market.
- An additional four times weekly daytime service commencing in July helped make London one of our strongest performing routes.
- Traffic on our European services was strengthened by an increase in passengers originating in Japan, Korea and Taiwan.

Pacific and South Africa

- The continued success of our service to Johannesburg led to the recent launch of a fifth weekly service operated by a higher capacity B747-400 aircraft.
- Australia and New Zealand remained strong and additional services were launched to Auckland, Brisbane and Melbourne.
- Transpacific traffic recovered and capacity was increased to San Francisco with the introduction of a larger B747-400 aircraft. The second daily service to Los Angeles resumed in August.

Cargo services

- Cathay Pacific operates a fleet of five B747-400 and six B747-200 freighters to 23 destinations worldwide. Freight is also carried in the belly holds of our passenger aircraft.
- During 2002, 851,000 tonnes of freight were carried, setting a new annual record. Cargo ATKs grew by 16.5% while load factor for the year increased to 71.2%.
- Revenue in 2002 increased by 20.4% with strong export growth from Hong Kong to the United States, Europe and Asian destinations.
- Yield declined from HK$1.85 to HK$1.80 per revenue tonne kilometre, due in part to an increase in the number of lower yield long haul services.
- Brussels and Manchester were added to Cathay Pacific's freighter network following the integration of AHK operations in July.
- In August, Cathay Pacific launched its first freighter service to Milan.

- During the year, frequency of flights to Dubai, Frankfurt, Paris and the United States increased as demand in these markets grew.
- Our product has been enhanced with the introduction of Internet cargo booking and Website functions that feature consignment track and trace.
- Cathay Pacific is the world's first airline certified under the Cargo 2000 quality assurance initiative.

Operating expenses

	Group			Cathay Pacific		
	2002 HK$M	2001 HK$M	**Change**	**2002 HK$M**	2001 HK$M	**Change**
Staff	**7,918**	7,629	**+3.8%**	**7,130**	6,857	**+4.0%**
Inflight service and passenger expenses	**1,464**	1,586	**-7.7%**	**1,464**	1,586	**-7.7%**
Landing, parking and route expenses	**4,649**	5,112	**-9.1%**	**4,468**	4,815	**-7.2%**
Fuel	**4,895**	5,313	**-7.9%**	**4,735**	4,985	**-5.0%**
Aircraft maintenance	**3,312**	3,234	**+2.4%**	**3,194**	3,177	**+0.5%**
Aircraft depreciation and operating leases	**3,711**	3,993	**-7.1%**	**3,624**	3,837	**-5.6%**
Other depreciation and operating leases	**1,009**	975	**+3.5%**	**765**	728	**+5.1%**
Commissions	**501**	539	**-7.1%**	**498**	534	**-6.7%**
Exchange gain	**(179)**	(100)	**+79.0%**	**(169)**	(105)	**+61.0%**
Others	**1,060**	1,323	**-19.9%**	**913**	911	**+0.2%**
Operating expenses	**28,340**	29,604	**-4.3%**	**26,622**	27,325	**-2.6%**
Net finance charges	**743**	571	**+30.1%**	**723**	535	**+35.1%**
Total operating expenses	**29,083**	30,175	**-3.6%**	**27,345**	27,860	**-1.8%**

- Staff costs increased due to resumption of bonus and profit share payments.
- Inflight service and passenger expenses decreased due to cost control initiatives and weak foreign currencies.
- Landing, parking and route expenses fell as the cost of operating more flights was offset by cost initiatives and the effect of weak foreign currencies.
- Fuel costs decreased as a result of a 7.0% reduction in the average fuel price.
- Aircraft depreciation and operating leases decreased due to the disposal of the classic aircraft and the non recurrence of an impairment charge booked in 2001.
- Net finance charges were higher as a result of a lower return on the Company's liquid funds.
- Cathay Pacific's cost per ATK reduced from HK$2.36 to HK$2.13 due to lower fuel prices and cost saving initiatives.

Assets

- Total assets as at 31st December 2002 amounted to HK$71,628 million.
- During the year, additions to fixed assets were HK$2,710 million, comprising HK$2,630 million for aircraft and related equipment and HK$80 million for properties and other equipment.

Borrowings and capital

- Borrowings decreased by 5.1% to HK$22,810 million compared with HK$24,024 million in 2001.
- Borrowings are mainly denominated in US dollar, Japanese yen, Sterling and Euro, and are fully repayable by 2017 with 71% at fixed rates of interest.
- Liquid funds, 83% of which are denominated in US dollar, increased by 35% to HK$13,180 million.
- Net borrowings decreased by 32.4% to HK$9,646 million.
- The Group's shareholders' funds increased by 2.6% to HK$32,115 million.
- Net debt/equity ratio decreased from 0.46 times to 0.30 times.

Review of associated companies

- The share of profits from associated companies increased significantly by 75.8% to HK$269 million.
- Profitability of both HAECO and Dragonair improved as a result of higher workload and increased traffic respectively.

Fleet profile

Aircraft type	Number as at 31st December 2002				Firm orders				Expiry of operating leases			Options
		Leased										
	Owned	Finance	Operating	Total	'03	'04	'05	Total	'06	'07	'08	
Aircraft operated by Cathay Pacific :												
B747-400	8	9	2	19						1	1	
B747-200F	4	2		6								
B747-400F	1	4		5								
B777-200	1	4		5								
B777-300		7		7	2	1		3				3[(a)]
A330-300		20		20	3			3				
A340-300		11	4	15					4			
A340-600[(b)]			2	2	1			1		2		
Total	14	57	8	79	6	1		7	4	3	1	3
Aircraft operated by AHK Air Hong Kong :												
B747-200F		1		1								
A300-600F						4	2	6				4
A300-B4F[(c)]			1	1	1			1				
Total		1	1	2	1	4	2	7				4

(a) Operating lease options expire in 2007 and are for any B777 model.

(b) Aircraft on five year operating leases.

(c) Aircraft on wet lease.

Human resources

- We announced plans to create more than 1,300 new jobs in Hong Kong over the next two years as we expand our operations.
- We recruited 200 cabin crew in 2002 and will hire 800 more in 2003 and 2004. We will also take on 235 new pilots and about 60 airport and office staff.
- The first batch of staff graduated from our two year engineering programme in Perth, Scotland, and will become fully licensed after a period of on the job training at their home ports of Bangkok, Denpasar, Jakarta, Taipei and Tokyo.
- By the end of 2002, the airline employed more than 14,600 staff in 30 countries, 10,700 of which are based in Hong Kong.
- Cathay Pacific regularly reviews its human resource and remuneration policy in light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

The information in this advertisement does not constitute statutory accounts for the year ended 31st December 2001 and 2002.